Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 19, 2009

Relating to Preliminary Prospectus Supplement dated June 19, 2009

Registration No. 333-137166

MAGELLAN MIDSTREAM PARTNERS, L.P.

6.55% Notes due 2019

Issuer:	Magellan Midstream Partners, L.P.

Ratings:	Baa2 (Stable) / BBB (Stable)

Note type:	Senior Unsecured Notes

Pricing date:	June 19, 2009

Settlement date:	June 26, 2009 (T+5)

Maturity date:	July 15, 2019

Principal amount:	$300,000,000

Benchmark:	U.S. Treasury 3.125% due May 15, 2019

Benchmark yield:	3.797%

Re-offer spread:	+ 280 bps

Re-offer yield to maturity:	6.597%

Coupon:	6.55%

Public offering price:	99.653%

Optional redemption:	Make whole call T + 50 bps

Interest payment dates:	January 15 and July 15, beginning January 15, 2010

CUSIP / ISIN:	559080AE6 / US559080AE69

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $296.5 million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to repay all borrowings outstanding under our revolving credit facility, and we will use the balance for general partnership purposes.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at (212) 834-4533, Banc of America Securities LLC toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.